The Future of Retail is HERE.

Category Manager / Buyer Edition

volcanicretail.com

VOLCANIC

Retail Buyers Guide

WELCOME TO VOLCANIC



Volcanic is the one-stop shop for retailers to discover the best brands and products. Discover how quickly you will be able to fill your shelves with the best products through the Volcanic Marketplace.

TO OUR BUYER PARTNERS


FREAK'S
STORE

JUST A FEW OF THE THINGS THAT VOLCANIC CAN DO FOR YOU:

- Brand Certifications will help you find reputable companies to work with, so you're never stuck in a deal with a brand that can't fulfill orders
- Category-specific accounts allow buyers to change categories without losing contact with the brands they're talking to
- Search filters enables you to find products according to ingredients, MOQ, MAP, MSRP, location of manufacture, color, material, vegan, sustainable, and so many more!
- Organize and prioritize connection requests

Volcanic's app for retail buyers (coming soon) will come with a convenient "swipe to save" feature that allows buyers like you to sift through thousands of the best products on the retail market on your phone. Volcanic's algorithm then learns what kinds of products you like and are looking for to make the retail buying process as convenient and efficient as possible.



Women's Short Sleeve Tops



Search marketplace
Katie Shoop
My Saved Brands
All categories
Search brands
Showing 7 brands
Sort By: Recently Added
Misty Mountain
Designs and builds climbing harnesses
Asheville, NC
Hiking
Fishing
Camping
CONNECT
MESSAGE
The Steak
Designs and builds climbing harnesses
Asheville, NC
Hiking
Fishing
Camping
CONNECT
MESSAGE
Rene Energy Solar
Designs and builds climbing harnesses
Asheville, NC
Hiking
Fishing
Camping
CONNECT
MESSAGE
Prime Oral Care
Designs and builds climbing harnesses
Asheville, NC
Hiking
Fishing
Camping
CONNECT
MESSAGE
Parot Bird Food
Designs and builds climbing harnesses
Asheville, NC
Hiking
Fishing
Camping
CONNECT
MESSAGE
Ramadan Kareem
Designs and builds climbing harnesses
Asheville, NC
Hiking
Fishing
Camping
CONNECT
MESSAGE



Search marketplace
Katie Shoop
My Saved Products
All categories
Search your saves
Sort By: Recently Added
+ CREATE NEW BOARD
Hiking
12 Items
Private
Mountain Biking
22 Items
3 Members
Climbing
8 Items
Private
Hunting Cold Gear
34 Items
Private
Snowboarding
18 Items
Private

Easily organize your saved brands and products into boards according to how you personally prefer to keep yourself organized.


WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
1 2 3 4 5 ... 10
Showing 1 - 20 of 122 items
20 per page
Recommended Products
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing
WS6 Performance Wrist Sleeve
$24.99 MSRP | $xx.xx Wholesale pricing

While scrolling through Volcanic's marketplace you will find recommended products- these are generated through Volcanic's analytic system that pays attention to the kinds of products that you and buyers like you are constantly viewing and saving.

How do brands use Volcanic?


Search marketplace
Katie Shoop
Messages
Search messages
Jonathan Pierce, Cabela's... 3m
Reaching out to see if you w...
Amita Kaur, Amita's Beauty 1w
Happy to hear you received th...
Johnathan Peterson, Nat... 1w
Sounds great! Let me know wh...
Tim Myers, Hardware Sho... 18w
Nice chatting with you today! ...
Sarah Campbell, Cabela... 18w
Looking to schedule a follow-...
Samantha Wright, Cabela... 18w
How about September? We ar...
Johnathan Pierce, Cabela... 18w
The samples arrived. We are...
Jackie Little, Natural Frag... 18w
Our clothing department is lo...
Kelly McMullen, Kito Bird... 22w
Great, I appreciate the inform...
View all messages
Natural Way
Johnathan Pierce, Sales Manager
Offline
Yesterday
Johnathan Pierce
Thank you for sending the samples over. We are a so looking for samples of your fall collection if you happen to have that available as well.
06/04/2021, 12:45pm
I'm glad you recieved the last shipment! Yes, we do have fall samples available. I'll go ahead and place an order in to send your way.
06/04/2021, 12:8pm
Today
Johnathan Pierce
Fall samples were fantastic! Let me know when you have some availability this upcoming week to discuss prices.
06/05/2021, 12:45pm
I'm happy to hear! Yes, that sounds fantastic. Let me know what your calendar looks like and I'll get something scheduled.
06/05/2021, 12:8pm
Write a message...
SEND
Suggested Retailers
View all
Sunset Ranch
+ Follow
Where adventure's begin
Ketia's Outdoor
+ Follow
Premier outdoor gear for all adv...
New Zealand Water
+ Follow
Waterscapes for the great out...
Unknown Direction
+ Follow
Colorado's Premier outdoor pro...

Volcanic instant messaging allows you to organize your conversations with brands by category, allowing you to stay organized and keep track of your favorite prospective brands. Category-focused messaging means that you can pick up where your colleagues left off if you ever switch categories.

Brands will add tags to their products like MSRP, MAP, MOQ, eco-friendly, vegan, etc. So that retailers like you can use the personalized search function to find the products that are a perfect fit for your store, and your budget.


How would you describe your brand?
Product Price
Great Value
Premium
Product Style
Cutting Edge
Steady & Dependable
Price Negotiation
Negotiable
Firm
Sales Tactics
Staff & Education
Beautiful Assets
← BACK
NEXT


Search marketplace
Katie Shoop
Lumineux
oralessentials.com
Beverly Hills, CA
299
Following
321
Followers
FOLLOW
CONNECT
ABOUT US
Lumineux Oral Essentials™ set out to prove that when it comes to oral care, plant and mineral rich formulas can stand up against any leading brand with stellar results.
Our motto is: You shouldn't have to choose between a product that is good for you, and a product that actually works.
PRODUCTS
POSTS
DETAILS
What's happening?
Lumineux 47 minutes ago
Dentist formulated and certified non-toxic oral care brand that delivers visible...
Hey, we are now featuring @Lumineux new product line.
12
2
2 Shares
Like
Comment
Share
We are now officially sold in @riteaid !!! Sometimes when you're big on the interwebs, people think you're not in stores!
Leave a comment
Non Toxic. Cruelty Free. Enamel Safe. Peroxide Free! Come on over to the Bright Side.
Suggested Retailers
View all
Sunset Ranch
Where adventure's begin
Ketia's Outdoor
Premier outdoor gear for all adv...
New Zealand Water
Waterscapes for the great out...
Unknown Direction
Colorado's Premier outdoor pro...
Follow
Related Brands
Peace as One
Local provider of yoga studio n...
Yek Trail Tents
Premier tent manufacturing on...
Cack Adventure's
Shared Adventures Last a Lifet...
Wildlife Sports
North America's premier

Take advantage of Volcanic's innovative social media platform to see what your favorite brands are up to. By following the brands your interested on social media, you will be able to make the best decision as to whether or not they are a good fit for your store.

Upload your buying calendar so that brands know exactly what products you're looking for and when. This way, you will only receive submissions and inquiries about products that are relevant to you right now - no more wading through flooded email inboxes with thousands of requests from brands to review their products.


Search marketplace
Katie Shoop
Mountain Chalet
Specialty retailer of outdoor recreation...
Sidney, NE
Biking
Tennis
Camping
Hiking
Tents
299
Following
321
Followers
EDIT YOUR PROFILE
VIEW YOUR PROFILE
ABOUT US
Misty Mountain is a combination of climbers and local craftspeople working together to design and manufacture the finest climbing harnesses and sewn climbing gear. Our Misty Mountain label means your product is designed and made in the USA, in our folksy, world-class specialty textile operation in the High Country of Western North Carolina.
POSTS
CATEGORIES
DETAILS
Categories
Status
Date Last Updated
Biking
Actively Buying/Sampling
5/02/2021
Tennis
Actively Buying/Sampling
6/13/2021
Camping
Accepting Samples
12/11/2020
Hiking
Not Reviewing/Accepting Samples
10/30/2021
Tents
Not Reviewing/Accepting Samples
7/4/2021
Related Brands
View all
Peace as One
Local provider of yoga studio n...
Yek Trail Tents
Premier tent manufacturing on...
Cack Adventure's
Shared Adventures Last a Lifet...
Wildlife Sports
North America's premier
Follow

MARKET PLACE



VOLCANIC
Search for products and brands
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Boutique, Baby & Toy
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Specialty Natural
Jewelry
Popular products in Jewelry
14K Yellow Gold Hollow Rop...
NYC LUXURY
$266.00 MSRP | Wholesale pricing
CWG38
Jimiye Designs
$0.00 MSRP | Wholesale pricing
Zare Earrings
ADMK Jewelry
$65.00 MSRP | Wholesale pricing
14k Rose Gold Diamond Clu...
NYC LUXURY
$7,500.00 MSRP | Wholesale pricing
Heidi Daus Faux Pink Pearl C...
Camilla's Closet Consignment
$39.95 MSRP | Wholesale pricing
Cooking & Kitchenware
Popular products in Cooking & Kitchenware
Foresta Salad Plate
Carmel Ceramica
$27.00 MSRP | Wholesale pricing
Twin Curl Cutter
Better Houseware
$1.00 MSRP | Wholesale pricing
Carousel Soup/Cereal Bowl
Carmel Ceramica
$28.00 MSRP | Wholesale pricing
Philadelphia Phillies Throw...
Carrot Stick Sports
$29.99 MSRP | Wholesale pricing
Rhapsody Round Serving Pl...
Carmel Ceramica
$43.00 MSRP | Wholesale pricing
Outdoor
Popular products in Outdoor
Travel Lite Sleeping Bag
JR Gear
$54.95 MSRP | Wholesale pricing
SuperSpeed C
SuperSpeed Golf LLC
$99.99 MSRP | Wholesale pricing
Sore Muscle Rub 8oz
Tiger Tail
$34.95 MSRP | Wholesale pricing
Jawsome Small Bite
Bling2o
$22.95 MSRP | Wholesale pricing
I Luv Cotton Candy
Bling2o
$22.95 MSRP | Wholesale pricing

- Have 24/7 access to hundreds of thousands of certified products
- Volcanic's algorithm will learn what you and buyers like you are looking for and provide recommendations.

BUYERS
USE VOLCANIC FOR

FREE

Have instant access to a 24/7 marketplace with the best and hottest brands. With years of experience in the retail industry, we know what works today. Stay up-to-date with the best practices and strategies to ensure that your company remains on top, and that your shelves are always stocked with the best of the best.

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